FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 16, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: June 16, 2004

FINANCIAL RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2004

Highlights:

•                  Revenues up 81% year-on-year to $808.7 million

•                  Net income increased by 159% year-on-year to $207.8 million

•                  OIBDA margin was at 54.5%

•                  MTS’ consolidated subscriber base increased by 5.21 million since the beginning of the year to reach 21.93 million*

*as of June 15, 2004

Moscow, Russian Federation – June 16, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, today announces its financial and operating results for the first quarter ended March 31, 2004(1).

Revenues for the first quarter of 2004 were $808.7 million, a year-on-year increase of 81.3%(2), and a 4.8% increase on the previous quarter.

First quarter net income was $207.8 million, a 159.1% increase on the same quarter in 2003, and a 36.1% increase compared to the previous quarter.

First quarter OIBDA(3) was $440.7 million, a 96.0% increase on the same quarter in 2003, and a 10.0% increase on the previous quarter. OIBDA margin in the first quarter was 54.5% compared to 51.9% in the fourth quarter of 2003 and 50.4% in the first quarter of 2003.

Financial Highlights (Unaudited)

US$ million	Q1 2004	Q4 2003	Change Q-on-Q	Q1 2003	Change Y-on-Y
Revenues	808.7	771.7	4.8%	446.1	81.3%
Operating income	306.8	272.8	12.5%	149.6	105.1%
Operating margin	37.9%	35.3%	—	33.5%	—
Net income	207.8	152.7	36.1%	80.2	159.1%
OIBDA	440.7	400.6	10.0%	224.8	96.0%
OIBDA margin	54.5%	51.9%	—	50.4%	—

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) MTS began consolidating its Ukrainian subsidiary, Ukrainian Mobile Communications (UMC), into its financial statements from the date of acquisition, effective March 1, 2003.

(3) See Attachment A for definitions of OIBDA and OIBDA margin and reconciliations to operating income and operating margin, respectively.

As of March 31, 2004, MTS’ consolidated subscriber base was approximately 19.19 million.  During the first quarter of 2004, the Company’s subscriber base increased by approximately 2.47 million, all of which were added through the organic growth of the Company’s business. In addition, MTS’ unconsolidated subsidiaries(4) in Russia serviced 163,837 subscribers and Mobile TeleSystems LLC, a mobile operator in Belarus in which MTS has a 49.0% stake, serviced approximately 592,600 subscribers.

Since the beginning of 2004, MTS has added 5.21 million new subscribers and, as of June 15, 2004, MTS’ consolidated subscriber base was comprised of approximately 21.93 million customers, of which 17.43 million were in Russia and 4.50 million were in Ukraine. In addition, MTS’ unconsolidated subsidiaries in Russia serviced 212,250 customers and Mobile TeleSystems LLC serviced 714,930 customers in Belarus.

The increase in MTS’ revenues in the first quarter of 2004 compared to the fourth quarter of 2003 was driven by a continued growth in subscribers in all the markets in which the Company operates. Benefits derived from additional economies of scale resulted in a growth in the Company’s OIBDA margin to 54.5%, compared to 51.9% in the previous quarter and 50.4% in the first quarter of 2003. The increase in the Company’s net income margin to 25.7% in the first quarter of 2004 compared to 19.8% in the previous quarter can be attributed to growth in revenues and decrease in related expenses incurred by the Company during the period (e.g. sales and marketing expenses, taxes other than income tax, interest expenses).

MTS’ capital expenditures on property, plant and equipment during the first quarter of 2004 totaled $213.4 million (of which $31.6 million was spent in Ukraine). In addition, MTS spent $18.8 million on purchases of intangible assets during the first quarter of 2004 (of which $6.5 million was spent in Ukraine).

MTS’ total debt(5) at the end of the first quarter of 2004 was $1.62 billion compared to $1.66 billion at the end of 2003. The Company’s net debt(6) was $1.26 billion at the end of the first quarter compared to $1.32 billion at the end of 2003.

Commenting on the results, Vassily Sidorov, President and CEO of MTS, said: “The first quarter of 2004 was successful for the Company. We achieved significant expansion in our customer base in all the markets we operate in. MTS’ growth in net income and improved profitability were largely driven by increased economies of scale. Our management team will continue its efforts to improve the operational efficiency and strengthen the market position of the Company.”

(4) MTS owns 50% stakes in Primtelefon, a local mobile operator in Far Eastern and Siberian parts of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in Volga part of Russia.  MTS does not consolidate these companies.

(5) Total debt is comprised of the current portion of long-term debt, current capital lease obligations, long-term debt, and long-term capital lease obligations.

(6) Net debt is the difference between the total debt and cash and cash equivalents and short-term investments. See Attachment B for reconciliation of net debt to our consolidated balance sheet.

Operational Highlights

	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Total subscribers, end of period (mln)	19.19	16.72	13.89	11.34	9.42
Russia (mln)	15.34	13.37	11.34	9.32	7.60
Ukraine (mln)	3.85	3.35	2.55	2.02	1.82
Unconsolidated subsidiaries in Russia(7)	163,837	123,115	114,372	—	—
MTS Belarus(8)	592,579	464,783	308,916	170,200	83,200
Russia
ARPU (US$)(9)	14.7	16.3	18.8	18.7	18.5
MOU (minutes)	147	140	159	162	148
Churn rate (%)	10.0	12.5	12.3	11.0	11.6
SAC per gross additional subscriber (US$)	23	24	23	27	30
Ukraine
ARPU (US$)	14.0	15.4	17.8	17.2	15.9
MOU (minutes)	111	114	110	97	87
Churn rate (%)	6.0	6.5	4.6	5.5	8.9
SAC per gross additional subscriber (US$)	25	26	34	37	51

MTS’ Operations in Russia

As of March 31, 2004, MTS’ consolidated subscriber base in Russia was approximately 15.34 million, of which 8.68 million were enrolled in the Company’s pre-paid Jeans tariff plans.  According to AC&M-Consulting, an independent market research company, MTS retained its leading market share of 37% of the mobile communication market in Russia in the first quarter of 2004.

Revenues and net income from MTS’ operations in Russia during the first quarter of 2004 were $654.2 million(10) and $165.0 million respectively, compared to $630.5 million(11) and $129.7 million in the fourth quarter of 2003.

(7) MTS owns 50% stakes in Primtelefon, a local mobile operator in Far Eastern and Siberian parts of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in Volga part of Russia.  MTS does not consolidate these companies.

(8) MTS owns a 49% stake in Belarus operator Mobile TeleSystems LLC, which is not consolidated.

(9) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(10) Excluding intercompany eliminations of $0.3 million.

(11) Excluding intercompany eliminations of $1.3 million.

The Company’s average monthly revenue per user (ARPU) in Russia decreased in the first quarter of 2004 to $14.7 compared to $16.3 in the fourth quarter of 2003. This decrease is largely due to the increase of pre-paid Jeans subscribers in the customer mix. The average monthly minutes of usage per subscriber (MOU) in the first quarter of 2004 were 147 minutes compared to 140 minutes in the fourth quarter of 2003. This increase in usage can be mainly attributed to the increase in the number of calls within the network, as well as to the increase of regional pre-paid Jeans customers in the customer mix (regional Jeans customers generally talk more than Jeans customers in Moscow, as the regional per-minute tariffs are lower).

Churn rate was 10.0% in the first quarter of 2004, down from 12.5% in the previous quarter, mainly because of MTS’ increased focus on subscriber loyalty and new relationships with the Company’s dealers, whereby commissions are aligned with revenues from the customers.

The Company’s subscriber acquisition cost (SAC) per gross additional subscriber in Russia in the first quarter of 2004 decreased to $23 compared to $24 in the previous quarter. This decrease was primarily due to the lower costs of attracting mass-market subscribers and increased economies of scale.

MTS’ Operations in Ukraine

As of March 31, 2004, MTS provided its services to 3.85 million subscribers in Ukraine, of which 81.2% were enrolled in the Company’s pre-paid tariff plans. MTS is the leader in Ukraine with a market share of 53% as of March 31, 2004, according to AC&M-Consulting.

MTS’ operations in Ukraine contributed $154.8 million to the Company’s revenues and $42.8 million to its net income during the first quarter of 2004 compared to $142.5 million and $23.0 million respectively in the fourth quarter of 2003. MTS’ ARPU in Ukraine in the first quarter of 2004 declined to $14.0 compared to $15.4 in the fourth quarter of 2003. This decline is a result of a change in customer mix towards more pre-paid subscribers and a reduction in tariffs in 2003.  Usage was down to 111 minutes from 114 minutes in the fourth quarter of 2003, mainly as a result of this change in the customer mix.

MTS’ SAC per gross additional subscriber in Ukraine in the first quarter of 2004 was at $25, a decrease from $26 reported in the fourth quarter of 2003. Similar to the trends experienced by MTS in Russia, the SAC decrease in Ukraine was largely attributable to the lower costs of attracting mass-market subscribers and increased economies of scale.

MTS’ churn rate was at 6.0% in Ukraine in the first quarter of 2004, a decline from 6.5% in the fourth quarter of 2003.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

***

Mobile TeleSystems OJSC (MTS) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 21.9 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Attachments to the First Quarter 2004 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q1 2004	Q4 2003	Q1 2003
Operating income	306.8	272.8	149.6
Add: depreciation and amortization	133.9	127.8	75.2
OIBDA	440.7	400.6	224.8

OIBDA margin can be reconciled to our operating margin as follows:

	Q1 2004	Q4 2003	Q1 2003
Operating margin	37.9%	35.3%	33.5%
Add: depreciation and amortization as a percentage of revenue	16.6%	16.6%	16.9%
OIBDA margin	54.5%	51.9%	50.4%

***

Attachment B

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of March 31, 2004	As of December 31, 2003
Current portion of long-term debt and of capital lease obligations	682	710
Long-term debt	933	942
Capital lease obligations	8	8
Total debt	1,623	1,660
Less:
Cash and cash equivalents	(279)	(90)
Short-term investments	(80)	(245)
Net debt	1,264	1,325

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days, or one hundred and eighty three days in the case of our Jeans brand tariff launched in November 2002.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended March 31, 2004	Three months ended March 31, 2003

Net operating revenue
Service revenue and connection Fees	$780 907	$428 612
Sales of handsets and accessories	27 778	17 483
	808 685	446 095
Operating expenses
Cost of services	96 543	54 943
Cost of handsets and accessories	49 267	27 885
Sales and marketing expenses	91 821	57 736
General and administrative expenses	116 942	64 173
Depreciation and amortization	133 852	75 190
Provision for doubtful accounts	6 805	14 563
Other operating expenses	6 608	1 989

Net operating income	306 847	149 616

Currency exchange and translation gains	(8 195)	(742)

Other expense (income):
Interest income	(6 023)	(3 232)
Interest expenses, net of amounts capitalized	27 600	18 812
Other expense (income)	(10 101)	250
Total other expense (income), net	11 476	15 830

Income before provision for income taxes and minority interest	303 566	134 528

Provision for income taxes	88 115	40 469

Minority interest	7630	13 841

Net income	207 821	80 218
Weighted average number of shares outstanding, in thousands	1 983 400	1 983 400
Earnings per share – basic and diluted	0.105	0,040

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2004 AND DECEMBER 31, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31 2004	As of December 31 2003

CURRENT ASSETS:
Cash and cash equivalents	$278 885	$90 376
Short-term investments	80 000	245 000
Trade receivables, net	110 806	99 951
Accounts receivable, related parties	2 295	3 356
Inventory, net	79 062	67 291
VAT receivable	222 758	209 629
Prepaid expenses and other current assets	148 568	124 876
Total current assets	922 374	840 479

PROPERTY, PLANT AND EQUIPMENT	2 409 395	2 256 076

INTANGIBLE ASSETS	973 223	1 015 780

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	108 148	103 585

OTHER ASSETS	8 317	9 431

Total assets	4 421 457	4 225 351

CURRENT LIABILITIES
Accounts payable	204 110	168 039
Accrued expenses and other current liabilities	402 039	387 756
Accounts payable, related parties	9 374	31 904
Current portion of long-term debt, capital lease obligations	681 835	710 270
Total current liabilities	1 297 358	1 297 969

LONG-TERM LIABILITIES
Long-term debt	933 193	942 418
Capital lease obligations	7 848	7 646
Deferred income taxes	170 396	180 628
Deferred revenue and other	23 553	25 177
Total long-term liabilities	1 134 990	1 155 869

Total liabilities	2 432 348	2 453 838

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	49 530	47 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of March 31, 2004 and December 31, 2003, 345,244,080 of which are in the form of ADS)	50 558	50 558
Treasury stock (9,929,074 common shares at cost as of March 31, 2004 and December 31, 2003)	(10 197)	(10 197)
Additional paid-in capital	560 207	559 911
Unearned compensation	(710)	(869)
Shareholder receivable	(25 936)	(27 610)
Accumulated other comprehensive income	13 314	7 595
Retained earnings	1 352 343	1 144 522
Total shareholders’ equity	1 939 579	1 723 910

Total liabilities and shareholders’ equity	4 421 457	4 225 351

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Amounts in thousands of U.S. dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$207 821	$80 218

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	7 630	13 841
Depreciation and amortization	133 852	75 190
Amortization of deferred connection fees	(19 391)	(7 314)
Equity in net income (loss) of associates	(5 806)	—
Provision for obsolete inventory	1 095	2 378
Provision for doubtful accounts	6 805	14 563
Deferred taxes	(10 114)	(2 758)
Non-cash expenses associated stock bonus and stock options	159	—

Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(16 599)	(19 973)
(Increase) Decrease in inventory	(12 866)	(2 736)
Increase in prepaid expenses and other current assets	(24 789)	(9 170)
Increase in VAT receivable	(13 129)	(11 057)
Increase in trade accounts payable, accrued liabilities and other current liabilities	48 363	(5 239)
Net cash provided by operating activities	303 031	127 943

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(8 500)	(151 327)
Purchase of property, plant and equipment	(213 436)	(98 621)
Purchase of intangible assets	(18 794)	(14 276)
Purchase of short-term investments	(36 507)	(167 239)
Proceeds from sale of short-term investments	200 000	—
Investments in and advances to associates	(430)	(9 961)
Net cash used in investing activities	(77 667)	(441 424)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	—	400 000
Notes issuance cost	—	(3 929)
Capital lease obligation principal paid	(3 805)	(5 048)
Proceeds from loans	3 657	9 795
Loan principal paid	(41 045)	(5 460)
Payments from AFK Sistema	1 969	—
Net cash used in financing activities	(39 224)	395 358

Effect of exchange rate changes on cash and cash equivalents	2 369	172

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	188 509	82 049

CASH AND CASH EQUIVALENTS, at beginning of period	90 376	34 661

CASH AND CASH EQUIVALENTS, at end of period	278 885	116 710